Exhibit 99.(m)(13)

SEVENTH AMENDMENT TO THE AGREEMENT TO SUSPEND DISTRIBUTION PLANS FOR
TIAA-CREF FUNDS

          AMENDMENT, dated August 1, 2009, to the Agreement to Suspend Distribution Plans, dated February 1, 2006 (the “Agreement”), as subsequently amended, by and between TIAA-CREF Funds (the “Trust”) and Teachers Personal Investors Services, Inc. (“TPIS”).

          WHEREAS, the Board of Trustees of the Trust and TPIS have approved the termination of the Agreement to suspend the Rule 12b-1 distribution plans in place with respect to the Trust’s Retail Class (including the Lifecycle Funds) so that TPIS may seek reimbursement for its expenses in providing or facilitating the provision of distribution and shareholder servicing services for the Trust’s Retail Class in accordance with the terms of its distribution plans;

          NOW, THEREFORE, in consideration of the promises and the mutual covenants herein contained, the Trust and TPIS hereby agree to amend the Agreement as follows:

1.	Section 1 of the Agreement shall be replaced in its entirety with the following:

Term of Agreement. Effective August 1, 2009, this Agreement shall terminate with respect to the Trust’s Retail Class Plans applicable to: (i) the Lifecycle Funds and (ii) the other series of the Trust. This Agreement, which commenced as of February 1, 2006, remains in effect with respect to the Lifecycle Retirement Class Plan until the close of business on January 31, 2010. The Agreement may be terminated earlier than the date specified above upon written agreement by the parties hereto.

          IN WITNESS WHEREOF, the Trust and TPIS have caused this Amendment to be executed in their names and on their behalf by and through their duly authorized officers on the day and year first written above.

TIAA-CREF FUNDS

By: Phillip G. Goff
Title: Treasurer

TEACHERS PERSONAL INVESTORS SERVICES, INC.

By: Keith Rauschenbach
Title: President